Exhibit 99.1

Beamr Teams Up with Wochit as Design Partner to Bring Video Optimization Technology to Its Platform

Herzeliya, Israel, April 03, 2023 (GLOBE NEWSWIRE) --Beamr Imaging Ltd. (Nasdaq: BMR) announced today that it has teamed up with Wochit as a design partner for its upcoming SaaS offering.

This partnership comes after a successful test of Beamr’s video optimization technology on Wochit’s recently launched AI-based video creation tool (wochit.ai). With this partnership, Wochit will benefit from the storage and delivery savings provided by Beamr’s video optimization platform, enabling more efficient and cost-effective video creation for its clients. The integration of Beamr’s technology into Wochit’s platform will also provide users with faster end to end video delivery, enabling them to create high-quality videos more quickly and easily.

“We are excited to partner with Beamr to bring the benefits of their video optimization technology to our various video-creation solutions,” said Dror Ginzberg, Co-Founder and CEO of Wochit. “The results of our initial test-run significantly contributed to us being able to offer our prompt-to-video creator directly-to-consumers and for free. I believe this collaboration will further continue to prove successful as we integrate Beamr’s technology into additional products, enabling us to offer our clients even more value by helping them create high-quality videos more efficiently than ever before.”

As a design partner for Beamr’s upcoming SaaS offering, Wochit will provide feedback on the user experience and feature set, helping to shape the product and ensure that it meets the needs of its clients. Beamr will benefit from Wochit’s expertise in video creation and its deep understanding of the needs of publishers, enterprises and NGOs.

“We are thrilled to have Wochit as a design partner for our upcoming SaaS offering,” said Sharon Carmel, CEO of Beamr. “Their experience and expertise in video creation will be invaluable as we work to bring our technology to even more customers.”

About Beamr

Beamr NASDAQ:BMR is the world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

About Wochit

Wochit is a complete enterprise-grade solution for video creation on the cloud, empowering any organization to create compelling video content with revolutionary ease and at massive scale. With standard and custom deployments, Wochit’s innovative video creation platform is powerful enough for pros but easy for anyone to master. Industry leaders like CBS News, Conde Nast International, Pfizer, World Food Programme, and many other brands, nonprofits, marketplaces, and media organizations already use Wochit to effortlessly share thousands of videos across platforms every day. https://www.wochit.com/

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Beamr’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting Beamr, reference is made to Beamr’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in Beamr’s final prospectus (Registration No. 333-262904), dated February 27, 2023 and filed with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and Beamr undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com